EXHIBIT 21.1

SUBSIDIARIES OF NMI HOLDINGS, INC.

Name of Subsidiary	Jurisdiction of Incorporation	% Owned By NMI Holdings
MAC Financial Holding Corporation	Delaware	100
National Mortgage Insurance Corporation	Wisconsin	100
National Mortgage Reinsurance Inc. One	Wisconsin	100
National Mortgage Reinsurance Inc. Two	Wisconsin	100

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